

Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
JSE Share Code: ANG
NYSE Share Code: AU
ISIN: ZAE000043485

CORPORATE AFFAIRS DEPARTMENT
11 Diagonal Street, Johannesburg 2001, South Africa
Tel:(+27 11) 637 6261 or Fax: (+27 11) 637 6399/6400

Background Notes for a press conference held in Accra, Ghana on Thursday, 9 October, 2003

Ashanti is a company rich in human and natural resources with a long history of gold mining in a country with a rich mining tradition. It is a company that is looking for a new partner that will enable it to realise its full potential and who brings attributes to the table that it cannot source itself.

Currently Ashanti has two principle shareholders who don't have the inclination or the capacity to provide the required level of capital to allow the company to realise its full potential.

Ashanti is left in a situation in which it has the capacity to generate a substantial earnings stream, but it cannot because it has neither the existing cash flow or balance sheet strength to allow it to finance its growth organically.

AngloGold is the partner that offers the greatest upfront realisable and sustainable value with the lowest level of risk. This is key, because to justify a merger of two companies you have to demonstrate new value; you create value by ensuring a complementary fit of assets, expertise and capital, and by realising synergies.

AngloGold and Ashanti have been doing business for some time together, and particularly since we formed the venture which now very successfully jointly operates the Geita mine in Tanzania in a tried- and-tested relationship.

In the proposed merger between Ashanti and AngloGold, we have the opportunity of combining Ashanti's exceptional ore bodies, operating experience and world-class management with the deep underground experience and financial strength of AngloGold the result is world class, global gold mining company with its origins and a substantial proportion of its existing asset base and future growth potential, firmly within Africa.

Features of the Merger

- Ore bodies. Using Ashanti's data and our exploration and mine planning systems, our colleagues working together have developed a view that the Obuasi ore body is continuous at depth. If a $44million drilling programme confirms this, it would make it one of the world's truly great profitable deposits of gold.

- People and expertise.
    - Deep level, hard rock underground mining experience is hard to come by. It's in companies like AngloGold, with 50,000 people operating 19 mines and producing 6 million ounces of gold a year, 3.5 million ounces of which is from deep level gold mines in settings as challenging as Obuasi.
    - We know that Ashanti and AngloGold technical, financial and administrative managers combine well as we've seen it work at Geita.

- Capital.

  o It's our estimate that, over the next five years, Ashanti will need over US$500m in capital expenditure. It is estimated that some US$150 million of that will be incurred on closure of this transaction, in the payment of the outstanding loan to Lonmin and the costs of the transaction.

  o About $224 million has been budgeted by Ashanti and is available from internally generated funds. We therefore expect to need to spend an additional amount of some US$170 million over the first five years at Obuasi in a number of different areas including a gradual but systematic and complete replacement of a large proportion of Obuasi's mining equipment, improved refrigeration and ventilation which will vastly improve underground working conditions, extra investment in training, improved mine planning systems, necessary upgrades to plant and surface infrastructure including rock handling systems and the mine hospital and an acceleration of drilling in order to determine the optimum plan for developing Obuasi Deeps. Over it life we estimate that an amount of US$1.5 billion of capital will be spent at Obuasi.

  o Importantly, we believe that investments of this magnitude are needed in order to realise and cost improvements in our estimation reducing costs by $20/oz at Obuasi which delivers just one aspect of the value add in this transaction.

  o We arrive at these projections on the basis of our due diligence and assessment of what it will take to create value in the shortest possible time. AngloGold is a company that prides itself on its financial returns. The real test of this is that, every six months we pay our shareholders a substantial dividend.

  o Based on our interim dividend of 51 US cents, the government of Ghana would receiveUS$5.8m per annum on its shares from the merger, as a shareholder in AngloGold.

  o In addition to Obuasi we also are committed to Ashanti's plans in respect of Iduapriem/Teberebie, at Bibiani and at Siguiri, which will require approximately US$60 million over the life of mine.

  o While it might be possible to develop Ashanti's assets with less capital expenditure or with these levels over an extended period, we believe that the company, its shareholders and its employees deserve better than boot-strapping development of the business over the next 20 years.

  o AngloGold not only has the expertise to formulate and implement development plans but the financial strength to ensure that these plans achieve their objectives. In recent years, AngloGold has raised more than US$1 billion of debt at competitive rates (the most recent tranche was raised at a slender 70 basis points over Libor). The majority of this debt was raised outside of South Africa with the blessing of the South African Reserve Bank despite the presence of exchange controls. Most recently, we raised R2 billion (US$286 million) in the South African bond market. The issue was 72% oversubscribed. Currently, AngloGold has more than US$490 million of cash and undrawn debt facilities of US$270 million.

- Social and human resource development.

  o One of the enduring similarities between these two companies is our common approach to people and the communities that are their homes and our hosts. Obuasi is a mine which has been part of the fabric of Ghana's society and economy since the end of the 19th century. We at AngloGold have built mines and the towns that nurture them since we started doing business in the 1940s. We understand the inter-relationship between communities and the mines they support and we understand how dependent we all are on the people who invest their lives and their future with us. That's why we have invested a substantial amount in the past ten years ensuring that everyone who works for us can read and write, why we've committed ourselves to effectively managing HIV and AIDS, eradicating tuberculosis and malaria and making our workplaces at least as safe as any other mining operation in the world.

• The name of the new company.

The names of both Ashanti and AngloGold have developed their own significance based on the companies' characters. Ashanti is a recognized international brand associated with Africa in general and Ghana in particular. AngloGold is similarly a brand synonymous with deep level mining, operating excellence, financial strength and gold marketing. We have never found it necessary in previous mergers to change our name, but in the case of this transaction we are facing a combination which will significantly alter the character of both companies and we want the name to reflect that.

Comment on comparisons that Randgold Resources has made.

• On the price of our offer, one cannot simply compare the value of the offers by relying on the values implied by the exchange ratios. Both the Randgold and AngloGold offers are in shares. This means that the value to be received by Ashanti shareholders from both the Randgold and AngloGold offers will be determined by the share prices of Randgold and Ashanti not now, but after completion. Therefore, in order to evaluate the respective value of the offers, one must make a judgement about where share prices will trade after completion, not where share prices currently are.

• Under the terms of the Randgold offer, Ashanti will actually constitute 70% of the enlarged group therefore, this is essentially a repackaging of Ashanti's assets and it is hard to see where value is being created to allow the shares of the combined group to trade any higher than the current market value.

• Randgold has made much of its inclusion in the London FTSE 250 index, suggesting that this will dramatically increase the trade in its shares. The fact of the matter is that, comparatively, gold shares are predominantly traded on the New York Stock Exchange, not the London Stock Exchange. Inclusion on a LSE index might be a useful public relations feature, but it's not going to significantly increase the liquidity of the share. AngloGold's shares in the last month traded at an average US$54m per day, in value terms, compared to the US$14m average trade of Randgold, after its inclusion in the FTSE250.

• In respect of Randgold's claim that its offer is less conditional than AngloGold's, we would note that AngloGold's offer actually has the lower level of conditionality: no AngloGold shareholder approval is required, no financing conditions are required, we do not require the same approval from the South African Reserve Bank. It should be pointed out, as it clearly is in Randgold's latest 20F filing, that the South African Reserve Bank has previously stated that it would not allow Randgold & Exploration to either dilute its stake below 35% or lose management control of Randgold Resources. The principal outstanding conditions relate to regulatory approvals including those from the Government of Ghana. Through these conditions AngloGold is recognising and respecting the Government's substantial and important role as regulator and only wishes to proceed with the transaction if it has the Government's full report. In effect, these conditions are in place because we respect and value the Government's support.

ADDITIONAL INFORMATION
In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. **In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information**. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.